OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

Miranda Retains Royalty and Transfers Ownership of Mustang Project to Nevada North Resources

Vancouver, BC, Canada – September 8, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce the transfer of its 100% interest in the Mustang Project located in Nye County, Nevada, to Nevada North Resources, a private company owned by Larie Richardson (“Nevada North”) for a retained 1.0% Net Smelter Return Royalty. Nevada North has paid the Bureau of Land Management (the “BLM”) fees required to maintain the project from August 31, 2015 through September 1, 2016.

According to Miranda’s CEO, Ken Cunningham, “this exchange is advantageous for both parties. It is consistent with Miranda’s move out of Nevada and allows us to focus our exploration activities in Colombia and conserve our treasury while still retaining a royalty interest in this property. Nevada North adds a drill-ready property to its Nevada property portfolio which includes properties in the Cortez and Battle Mountain trends.”

This transfer of ownership of the Mustang project along with the recently announced joint venture and option to sell its 40% interest in the Red Canyon project to Montezuma Mines Inc. (news release: September 1, 2015) completes Miranda’s withdrawal from Nevada. In addition to the US$350,000 (net) realized in the Red Canyon agreement Miranda has saved over US$125,000 in maintenance fees otherwise due to the BLM and various counties by terminating leases, dropping claims, transferring and/or selling interests in its Nevada portfolio.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Colombia and Alaska and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., and Prism Resources Inc.

ON BEHALF OF THE BOARD

"Kenneth Cunningham"

Kenneth Cunningham

Chairman, President and CEO

For more information visit the Company's web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-340-0450.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.